June 15, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, DC 20549

Attention: Amy Geddes and Doug Jones

RE:	RMR Group Inc.
Form 10-K for the Year Ended September 30, 2019
File No 001-37616
Filed November 22, 2019

Dear Ms. Geddes and Mr. Jones:

This letter responds to your letter, dated June 4, 2020, in connection with our above captioned Form 10-K (the “Form 10-K”).

Your comment with respect to the Form 10-K has been reproduced below in italicized text. Our response thereto is set forth immediately following the reproduced comment.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Other Client Company Reimbursable Expenses, page F-11

1.
You assert here that based on your evaluation of FASB ASC 606 you have determined you control the services provided by third parties for your Client Companies and account for the cost of these services and the related reimbursement revenue on a gross basis. You also disclose: (1) these transactions include reimbursements that arise from services you provide pursuant to your property management agreements, (2) under each property management agreement you act as managing agent for each Managed Equity REIT, and (3) Managed Equity REIT's are considered to be Client Companies. Please tell us what third party services are provided, who requests the services and how you control the services such that you are the principal and not an agent for these transactions with respect to (i) Managed Equity REIT's and (ii) other Client Companies.

Response: The RMR Group Inc., or RMR Inc., is a holding company and substantially all of its business is conducted by its majority owned subsidiary, The RMR Group LLC, or the Company. As of September 30, 2019, the Company managed over 2,200 properties and employed approximately 600 real estate professionals in more than 30 offices throughout the United States. The Company provides management services to four publicly traded real estate investment trusts: Diversified Healthcare Trust, or DHC; Industrial Logistics Properties Trust, or ILPT; Office Properties Income Trust, or OPI; and Service Properties Trust, or SVC. DHC, ILPT, OPI and SVC are collectively referred to as the Managed Equity REITs. The Company also provides management services to certain related private companies, including Affiliates Insurance Company, or AIC (subsequently dissolved in February 2020), ABP Trust and its subsidiaries, or collectively ABP Trust, and RMR Office Property Fund LP, or the Open End Fund. In addition, a wholly owned subsidiary of the Company manages Tremont Mortgage Trust, or TRMT, a publicly traded mortgage real estate investment trust. AIC, ABP Trust, the Open End Fund and TRMT comprise the “other Client Companies” referenced in your letter.

United States Securities and Exchange Commission
June 15, 2020

As manager of the Managed Equity REITs and other Client Companies, the Company or its applicable subsidiary is responsible for implementing investment strategies and managing the day to day operations, subject to the supervision and oversight by the board of trustees or board of directors, general partner or officers, as applicable, for each client. The Managed Equity REITs and other Client Companies have no employees, and the Company provides the personnel and services necessary for each Managed Equity REIT and other Client Company to conduct business. The Company is party to business and property management agreements with each Managed Equity REIT, ABP Trust and the Open End Fund, and business management agreements with AIC and TRMT.

Pursuant to its business management agreements, the Company has the obligation to provide services including, but not limited to research and economic data related to real estate investments, evaluate, prosecute and negotiate all matters related to real estate investments, book keeping and accounting functions, advise and assist in the preparation of all equity and debt offerings, advise on risk management and business oversight functions and provide office space, equipment and qualified personnel.

Pursuant to its property management agreements, the Company is required to act as the manager, which is defined in the property management agreements as the Managing Agent for properties owned by each of the Managed Equity REITs and certain of the other Client Companies. As manager, the Company is obligated to provide the personnel, goods and services necessary for the day to day operation of these managed properties. Pursuant to the management agreements, the Company has the responsibility to provide goods and services either directly or through third party services. The amounts incurred for these third party providers are included in “other client company reimbursable expense” in our consolidated financial statements. These third party goods and services may relate to, identifying tenants and negotiating leases, collecting rents, making repairs and or alterations, procuring supplies and other materials, instituting and defending all legal action(s) and maintaining books and records, among other matters.

As stated above, the Managed Equity REITs and other Client Companies have no employees. To fulfill its obligations under the management agreements, the Company utilizes its property management and corporate office employees, who also arrange for, contract, direct and evaluate third party providers of goods and services needed to manage operations of the properties and businesses on behalf of the Managed Equity REITs and other Client Companies and those companies are obligated to reimburse the Company for those third party costs. The Company selects and/or terminates these third party service providers based on a number of factors, including the discretion over pricing. In addition, the Company’s employees are responsible for the direction of how and when services are provided by these third parties to the Managed Equity REITs or other Client Companies.

The Company is authorized under the management agreements to engage third parties to perform services for the benefit of the Managed Equity REITs and other Client Companies in satisfaction of the Company’s performance obligation. When the Company uses third party service providers to satisfy its obligation, it acts as the principal, as it controls the service provided and has the ability to direct the service provider to perform on the Company’s behalf in accordance with ASC 606-10-55-37A(b). In reaching this conclusion, the Company also identified that indicators of control were present pursuant to ASC 606-10-55-39, including the Company's primary responsibility for fulfilling the promise to provide the good and services and its discretion in establishing the price of the goods and services. As the Company is acting as a principal, it is required to present the cost of these services and the related reimbursement revenue on a gross basis within RMR Inc.’s consolidated financial statements.

If you have any questions or concerns, or require additional information, please call me at (617) 796-7684.

United States Securities and Exchange Commission
June 15, 2020

Very truly yours,
/s/ Matthew P. Jordan
Matthew P. Jordan
Executive Vice President,
Chief Financial Officer and Treasurer
The RMR Group Inc.

cc:	Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP